Mail Stop 3561

March 17, 2006

Mr. James V. McKeon
Chief Financial Officer
Genesis Healthcare Corporation
101 East State Street
Kennett Square, PA 19348

      Re: **Genesis Healthcare Corporation**
              Form 10-Q for Fiscal Year Ended September 30, 2005
              Filed December 14, 2005

              Form 10-Q for Fiscal Quarter Ended December 31, 2005
              File No. 000-50351

Dear Mr. McKeon:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended September 30, 2005

Management's Discussion and Analysis, page 35

Reasons for Non-GAAP Financial Information, page 48

1. Please revise to discuss in greater detail the reasons why management believes that presentation of the non-GAAP financial measures EBITDA and adjusted EBITDA provides useful information to investors regarding the registrant's financial condition and results of operations. Refer to Item 310(e)(1)(i)(C) of Regulation S-K for guidance.

Fiscal 2005 Compared to Fiscal 2004, page 50

2. Refer to the 2nd full paragraph on page 51 and explain to us your GAAP basis for recording investment income as revenue. Please also tell us how much investment income you recorded as revenue for each of the previous three fiscal years.

Working Capital and Cash Flows, page 55

3. Please revise to discuss in greater detail the nature of your growth in operations that was the primary contributor to the remaining $31.8 million improvement in operating cash flow. In this regard, we note at the top of page 51 that total patient days increased only 2,425 and patient days in the same facility centers declined by 38,111.

Consolidated Balance Sheets, page F-69

4. Disclose and explain to us your basis for classifying the restricted cash as a current asset. Refer to the guidance in ARB 43, Chapter 3A, paragraph 6. Further, tell us your GAAP basis for including restricted cash as part of cash and equivalents.

5. Tell us your GAAP basis for classifying assets held for sale outside of current assets at each balance sheet date and explain to us your consideration of paragraphs 30 and 31 of SFAS 144 in making this determination. Further, tell us whether these assets were components or were part of components whose operations were classified as discontinued operations.

Consolidated Statements of Operations, page 70

6. Please revise to remove the indention of your operating expenses line items or tell us why you believe this presentation is appropriate.

Consolidated Statements of Cash Flows, page 72

7. Refer to the operating section of your cash flow statement and explain to us how you
    calculated the following fiscal year 2005 adjustments to net income:
    - Non-cash compensation expenses
    - Provision for losses on accounts receivable and notes receivable
    - Changes in accounts receivable
    - Changes in Accounts payable and accrued expenses

    To the extent possible, reconcile these adjustment amounts to the amounts included in
    your financial statements, notes thereto and the valuation and qualifying accounts
    schedule on page 111.

8. Refer to the Purchases of eldercare centers and lease amendments line item in the
    investing activities section and explain to us the following:
    - The nature of the lease amendments for each fiscal year presented.
    - The amount of the lease amendments for each fiscal year presented.
    - Your GAAP basis for including these amounts within the investing section of
      your cash flow statements.

(1) Organization and Basis of Presentation, page 73

Basis of Presentation, page 74

9. Refer to the 3rd to last paragraph on page 74 and explain to us in greater detail the
    nature of your equity method investees and your relationship with them. Tell us
    whether you provide management services to your equity method investees and if so,
    how you account for the management fee payments that you receive. You should
    also disclose the amount of the management fees received from your equity method
    investees in accordance with SFAS 57 and 4-08(k) of Regulation S-X. Please also
    revise to comply fully with the disclosure requirements of APB 18.

Correction of Errors, pages 75 - 76

10. We note management concluded that the errors are not material to the Company's
    consolidated financial statements taken as a whole. Explain to us why you believe
    correcting the errors in the current year did not have a material impact, in the
    aggregate, on the Company's fiscal 2005 results of operations. Also, tell us why you
    believe the errors are not material to your results of operations in prior periods.

(2) Summary of Significant Accounting Policies, page 76

Revenue Recognition/Contractual Allowances, page 76

11. Explain to us in greater detail the nature of your nursing home and assisted living services. For example, tell us whether you provide these services on a short-term or long-term basis and whether you bill your patients (or the payee) prior to or subsequent to you performing the services. If you require prepayments, tell us and disclose in this footnote how you account for the prepayments. Further, refer to the 2nd paragraph under note (19) and explain to us the nature of the ancillary services that you provide as part of your inpatient services segment and your specific revenue recognition policies for these services. You should also consider expanding your MD&A disclosure so as to provide the reader with a more complete understanding of your revenue recognition arrangements.

(4) Significant Transactions and Events, page 83

Amendments to NCI Agreements, page 83

12. Refer to the 1st full paragraph on page 84 and explain to us what you mean by your statement "The tax sharing amendment also increases the percentage of the NOL carryforward limitation that NCI must allocate to the Company." Tell us what accounting treatment you applied to this transaction, if any, and explain to us your GAAP basis for this accounting treatment.

13. Further, refer to the 2nd full paragraph on page 84 and explain to us how you accounted for the adjusted pricing of transition services provided by you during the period prior to January 1, 2005, during the three month period ended March 31, 2005 and during the five month period ending September 1, 2005.

ElderTrust/Ventas Transactions, page 86

14. Please explain to us how you accounted for the following payments made to ElderTrust, including how your accounting treatment changed upon reclassifying 5 of your center leases from operating leases to capital leases:
   - The $2.5 million payment made in August 2003 to reduce the annual cash basis and accrual basis lease expense.
   - The $32.3 million worth of payments made in October 2003 and November 2003 to reduce the annual cash and accrual basis lease cost. Also discuss how you accounted for the options granted to you to purchase seven properties subleased to you by ElderTrust.
   - The $5 million payment made to ElderTrust in Exchange for ElderTrust's consent to the assignment of all remaining leases and guarantees to you from NCI.

Please also expand your disclosure here or within MD&A to discuss in greater detail your reasons for entering into the agreements with ElderTrust.

(12) Loss Reserves For Certain Self-Insured Programs, pages 96 - 97

15. Explain to us your basis in GAAP for discounting your loss reserves for general, professional liability, and workers' compensation claims. Also, with respect to each type of claim, tell us and clarify for readers if you are discounting amounts payable for settled claims only (where the payment pattern and ultimate cost are fixed and determinable on an individual claim basis) or are you also discounting unsettled claim amounts.

(16) Commitments and Contingencies, page 101

Financial Commitments, page 101

16. In light of guarantees and credit that you provide, please explain to us your consideration of FIN 46(R) in accounting for your joint venture partnerships and jointly owned and managed facilities.

Legal Proceedings, page 102

17. Please expand your materiality assessment to also address the potential impact of an unfavorable outcome on GHC's future results of operations.

(18) Assets Held for Sale and Discontinued Operations, page 103

18. Refer to the 2nd to last paragraph on page 103 and clarify for us your statement "Consolidated interest expense has been allocated to discontinued operations for all periods presented based on allocated debt that could be repaid in connection with the sale of the assets." Tell us whether this debt will be sold as part of the businesses and explain to us your GAAP basis for allocating the interest expense to discontinued operations.

Item 9A: Controls and Procedures, page 112

Effectiveness of Disclosure Controls and Procedures, page 112

19. We note your disclosure that your disclosure controls and procedures were "effective in reaching a reasonable level of assurance that information required to be disclosed by you in the reports that you file or submit under the Exchange Act are recorded, processed, summarized and reported within the time period specified in the Securities and Exchange Commission's rules and forms." Please clarify that your disclosure

controls and procedures also are effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state that your disclosure controls and procedures are effective. Please also comply with this comment for your 10-Q for the quarter ended December 31, 2005.

Management's Annual Report on Internal Control over Financial Reporting, page 112

20. Please explain to us managements' consideration of the errors identified during fiscal year 2005 in concluding that your internal control over financial reporting was effective as of September 30, 2005.

Form 10-Q for the quarter ending December 31, 2005

(3) Significant Transactions and Events, page 7

Purchase of Joint Venture Interests, page 7

21. We refer to the last paragraph on page 7. Please tell us where you classified on the balance sheet the $4.1 million that you deposited in escrow in December 2005 and explain to us your GAAP basis for this classification.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Adam Washecka, Staff Accountant, at (202) 551-3375 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director